FOR IMMEDIATE RELEASE                     CONTACT: Alan F. Fletcher
                                                   Vice President and Treasurer
                                                   Cedar Income Fund, Ltd.
                                                   (319) 398-8849

                                                   Brenda J. Walker
                                                   Vice President
                                                   Cedar Bay Company
                                                   (516)-883-5577

               TENDER OFFER COMMENCED FOR CEDAR INCOME FUND, LTD.

CEDAR RAPIDS, IOWA -- January 12, 1998 -- Cedar Income Fund, Ltd. and Cedar
Bay Company today announced that Cedar Bay Company, an affiliate of SKR Management Corp., has commenced a tender offer to acquire all, but not less than a majority, of the outstanding shares of Cedar for $7.00 per share, net to the seller in cash, without interest thereon, pursuant to, and subject to the terms and conditions of, the Offer to Purchase dated January 12, 1998 (the "Offer"). The Offer is being made pursuant to the terms of the previously announced Memorandum of Understanding, dated as of December 5, 1997, between Cedar and SKR. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on February 10, 1998, unless the Offer is extended.

         Cedar Bay has today filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule 14D-1 which contains additional information relating to the Offer, of which the Offer to Purchase is an exhibit.

         The Information Agent for the Offer is Georgeson & Company Inc. and the Depositary for the Offer is the Bank of New York.